Exhibit 1

KongZhong Corporation Announces Strategic Investment in Forgame Holdings Limited

BEIJING, China - December 30, 2014 - KongZhong Corporation (NASDAQ: KZ), a leading online game developer and operator in China, today announced that it has entered into a share purchase agreement to acquire approximately 8.89 mn existing ordinary shares of Forgame Holdings Limited (Stock Code: 00484.HK, “Forgame”) with a cash consideration of HK$ 14.00 per ordinary share or a total consideration of approximately HK$ 124.51 mn (equivalent to approximately US$ 16.0 mn at current exchange rate) via an off-market transaction (the “Transaction”). On the same day, two founder shareholders of Forgame (one being its chairman and the other being its chief product officer), each through a company beneficially owned by it, entered into separate conditional sale and purchase agreements via off-market transactions to increase their stakes in Forgame by buying from companies beneficially owned by two outgoing founder shareholders of Forgame (who are divesting their stakes in Forgame).

The board of directors of KongZhong has approved the Transaction. Upon completion of the Transaction, KongZhong will hold approximately 7% of the total issued share capital of Forgame. The completion of the Transaction, which is subject to customary conditions, is expected to occur on January 23, 2015 or such other date as the parties to the Transaction may agree.

Through its strategic investment in Forgame, KongZhong expects to explore the synergies between KongZhong’s Mobile and Internet game businesses and Forgame’s strengths in (1) mobile game development and distribution in both mainland China and overseas, (2) its large portfolio of mobile game intellectual property (IP) licenses, as well as (3) its web game distribution (including through its game publishing platform 91wan).

As of June 30 2014, Forgame had a total of approximately RMB 1.12 bn of cash, cash equivalent and short-term deposits (equivalent to approximately US$ 180 mn), and no debt.

About KongZhong

KongZhong Corporation(NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com.

About Forgame (Stock Code: 00484.HK)

Listed on the Hong Kong Stock Exchange on October 3, 2013, Forgame is a leading developer and publisher of web games in China with a fast-growing mobile games business. Since its establishment in 2009, Forgame has successfully developed and launched more than 40 popular games. It, through its publishing platform 91wan, has released 105 self-developed and licensed web games, and attracted over 207 million registered players as of December 31, 2013.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China's wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

For information, please contact:

Jay Chang		Liddy Li
Chief Financial Officer		Investor Relations Director
KongZhong Corporation		KongZhong Corporation
Tel:	+86-10-8857-6000	Tel: +86-10-6810-9893
Fax:	+86-10-8857-5891	Fax: +86-10-6810-9402
Email:	ir@kongzhong.com	Email: lijia3@kongzhong.com